TransAlta and Washington state agree to formal talks on transitioning the Centralia facility to cleaner energy sources while protecting jobs, the local economy and investor value

CALGARY, Alberta (Apr. 26, 2010) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) and Governor Chris Gregoire today signed a memorandum of understanding (MOU) to enter discussions on an agreement to significantly reduce greenhouse gas emissions from the Centralia coal-fired plant and provide replacement capacity by 2025. The MOU reflects a shared interest between TransAlta, Gov. Gregoire and the Washington state Department of Ecology in reducing emissions while providing Washington citizens and businesses with secure, reliable power. It sets forth clear objectives and a definitive timeline to develop an agreement to transition the state to cleaner energy sources while protecting jobs and the local economy. The MOU also recognizes the need to protect the value that Centralia brings to TransAlta’s shareholders.

"Today’s announcement underscores TransAlta’s commitment to providing clean, affordable energy to Washington residents. Since TransAlta acquired the Centralia plant in 2000, we’ve worked closely with the state to reduce the plant’s environmental impact, investing more than $300 million into pollution controls and securing significant reductions in emissions," said Dawn Farrell, chief operating officer of TransAlta. "The MOU represents a commitment by our team to working with Gov. Gregoire and the state to seek an agreement that would even further reduce emissions while balancing the needs of different stakeholders."

The MOU follows Gov. Gregoire’s 2009 Executive Order on Climate Change which directed the Washington state Department of Ecology to work with TransAlta to reduce the Centralia facility’s greenhouse gas emissions by 2025.

"We’re optimistic that the state and TransAlta can put together a proposal that will ensure significant reductions in the Centralia plant’s emissions and protect Washingtonians’ health, environment and economy. Any such proposal also should provide the company with the predicitability it needs for its future operations and for its shareholders," said Stuart Clark, Ecology’s Air Quality Program manager. Clark is leading the state’s negotiating team.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta’s has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

TRANSALTA CONTACTS:

Media Inquiries:  Marcy McAuley

Manager, Community & Stakeholder Relations

Phone: (403) 267-3639

Email: Marcy_Mcauley@transalta.com

WASHINGTON STATE DEPT. OF ECOLOGY CONTACTS:

Media inquiries: Seth Preston, Ecology Air Quality Program Communications Manager

Phone: 360-407-6848; 360-584-5744 cell Email: seth.preston@ecy.wa.gov

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com